SD 3-16-04

U# 3-4-04



04001745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH.DC SECTION

SEC FILE NUMBER

8-34723

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zone Trading Partners, L.L.C.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Las Cimas Parkway, Suite 100
                                          (No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                                          (Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Jane Harvey_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Zone Trading Partners, L.L.C._____ , as of __December 31_____ , 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____Chief Executive Officer_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ZONE TRADING PARTNERS, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2003

ZONE TRADING PARTNERS, L.L.C.

CONTENTS



J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Zone Trading Partners, L.L.C.

We have audited the accompanying statement of financial condition of Zone Trading Partners, L.L.C. as of December 31, 2003 and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zone Trading Partners, L.L.C. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
January 23, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • SEC PRACTICE SECTION OF AICPA

ZONE TRADING PARTNERS, L.L.C.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$	227,945
Receivable from broker dealers		2,072,889
Securities owned at market value		314,140
Investments not readily marketable		3,300
Furniture, equipment and leasehold improvements,		
net of accumulated depreciation		660,066
Other assets		99,223
Total Assets	$	3,377,563

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,229,456
Securities sold not yet purchased		197,955
		1,427,411
Members' equity		1,950,152
Total Liabilities and Members' Equity	$	3,377,563

The accompanying notes are an integral part of these financial statements.

ZONE TRADING PARTNERS, L.L.C.
Statement of Income
For the Year Ended December 31, 2003

Revenue		
Gains (losses) on securities trading account	$	7,815,276
Interest income		17,785
Total revenue		7,833,061
Expenses		
Salaries and other employment costs		3,495,690
Commissions and clearance paid other broker		2,978,089
Communications		681,072
Occupancy and equipment costs		1,198,081
Promotional costs		168,549
Regulatory fees and expense		84,011
Other expenses		152,317
Interest expense		2,034
Total expenses		8,759,843
Loss before income taxes		(926,782)
Provision for Federal income taxes		--
Net loss	$	(926,782)

The accompanying notes are an integral part of these financial statements.

ZONE TRADING PARTNERS, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2003

	Class A Member	Class B Member	Class C Members	Class D Members	Class E Members	Total
Balance at December 31, 2002	$ 1,658,816	$ --	$ --	$ --	$ --	$ 1,658,816
Equity contributed	1,217,000	1,118				1,218,118
Net loss	(926,422)	(360)				(926,782)
Balance at December 31, 2003	$ 1,949,394	$ 758	$ --	$ --	$ --	$ 1,950,152

The accompanying notes are an integral part of these financial statements.

ZONE TRADING PARTNERS, L.L.C.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2003

Balance at December 31, 2002	$	--
Increases		--
Decreases		--
Balance at December 31, 2003	$	--

The accompanying notes are an integral part of these financial statements.

ZONE TRADING PARTNERS, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:

Net income (loss)	$	(926,782)
Adjustments to reconcile net income (loss) to net		
cash provided (used) by operating activities		
Depreciation		292,844
(Increase) decrease in receivables from broker-dealers		19,538
(Increase) decrease in securities owned at market value		(313,889)
(Increase) decrease in other assets		(21,041)
Increase (decrease) in accounts payable and accrued expenses		130,233
Increase (decrease) in securities sold not yet purchased		197,955
Net cash provided (used) by operating activities		(621,142)

Cash flows from investing activities:

Furniture, equipment and leasehold improvements purchases		(513,327)
Net cash provided (used) by investing activities		(513,327)

Cash flows from financing activities:

Contributions to member's equity		1,218,118
Net cash provided (used) by financing activities		1,218,118
Net increase in cash		83,649
Cash at beginning of year		144,296
Cash at end of year	$	227,945

Supplemental disclosures

Cash paid during the year for:		
Interest	$	2,034

The accompanying notes are an integral part of these financial statements.

ZONE TRADING PARTNERS, L.L.C.
Notes to Financial Statements
December 31, 2003

Note 1 - Summary of Significant Accounting Policies

Zone Trading Partners, L.L.C. (the "Company"), a Delaware Limited Liability Company, is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers (NASD). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's revenues are derived from the trading of securities for its own account.

The Company's members have limited personal liability for the obligation or debt of the Company. The Company dissolves in September 2051, unless earlier dissolved in accordance with the limited liability company agreement (the "Agreement").

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis.

Securities sold but not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated life of the improvements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Note 2 -   Equity Allocations

During 2003, the Company amended the Agreement to provide for the following classes of members of the Company:

Class A – The sole member of Class A is Overunder, LLC, a Delaware limited liability company ("Overunder"). Overunder is also the managing member of the Company.

Class B – The members of this Class B are designated by Overunder and are compensated according to a separate agreement outlining each Class B member's rights, responsibilities and obligations with respect to the Company.

Class C – The members of this Class C are designated by Overunder and are traders and trader coaches of the Company. Each Class C member is compensated pursuant to the Trader Performance Distribution Plan and/or Class C Member Training Plan if effect.

Class D – The members of this Class D are designated by Overunder and are traders compensated pursuant to the Trader Performance Distribution Plan in effect.

Class E – The members of this Class E are designated by Overunder and are persons who provide administrative or technical support to the Company and are compensated according to a separate agreement describing each Class E member's obligations and responsibilities with respect to the Company.

The above payments are distributed and allocated prior to computation of any profits or losses of the Company. The Company reflects these amounts as expenses in the accompanying financial statements. Any resulting profits or losses are, in general, allocated as follows:

Losses – To be allocated among the members pro rata in accordance with their respective percentage interest. The losses so allocated cannot take a member's capital account below zero. If such situation occurs, the excess loss shall be allocated to the other members in accordance with their respective positive percentage interest.

Profits – To be allocated and distributed up to the amount of each member's proportionate part of any accumulated preferred return. The preferred return is computed monthly by multiplying an interest rate as defined in the Agreement times each partner's positive capital account. As of December 31, 2003, the Company had determined accumulated and unpaid preferred return to be as follows:

ZONE TRADING PARTNERS, L.L.C.
Notes to Financial Statements
December 31, 2003

Note 2 -   Equity Allocations, continued

Incurred prior to 2003	$ 525,147
Incurred during 2003	497,786
Total	$1,022,933

As of December 31, 2003, the Company had Class C and D members that had contributed subscriptions receivables of $34,732. The Company does not reflect these contributions until they are received in cash. For this reason, all losses incurred during 2003 were allocated to the Class A and B members.

Upon liquidation, proceeds remaining after all prior claims and allocations shall be distributed proportionately to those members with positive capital balances.

Note 3 -   Options

During prior years, the Company granted options to key members to purchase Class B member units at a value determined by management on the date of grant. Options generally vest over three years, and currently expire no later than ten years from the date of grant.

As of the date of grant, management determined that the options had no value under either the intrinsic or fair value methods of valuation. Accordingly, no compensation expense has been reflected under either APB Opinion No. 25, *Accounting for Stock Issued to Employees*, or FASB No. 123, *Accounting for Stock-Based Compensation*.

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2002	700	$ 857
Granted	--	--
Exercised	--	--
Canceled	(200)	600
Outstanding at December 31, 2003	500	$ 960
Exercisable at December 31, 2003	267	$ 825

A summary of options outstanding as of December 31, 2003 is shown below:

Note 3 -   Options, continued

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life of Options Outstanding	Number of Options Exercisable
$ 600	300	8 years	200
1,500	200	9 years	67
	500		267

If the option holders' membership is terminated, any unvested portion of the options will expire.

Note 4 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of approximately $1,109,529 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.11 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to its members can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors may be made to enable the member to pay federal income taxes on company profits, among other purposes.

Note 5 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 -   Lease Commitments

The Company rents office facilities on annual leases that are accounted for as operating leases. Total rental expense was $831,884 for the year ended December 31, 2003 and is reflected in occupancy and equipment costs.

Note 6 -   Lease Commitments, continued

Future minimum required lease payments under all non-cancelable lease agreements are as follows:

December 31,	
2004	$ 605,470
2005	375,839
2006	116,592
	$1,097,901

Note 7 -   Rental Income Under Operating Leases

The Company subleases office space. The following is a schedule by year of the future rental income to be received under non-cancelable operating leases in effect as of:

December 31,	
2004	$ 61,110
2005	20,370
	$ 81,480

Note 8 -   Employee Benefits

The Company has a 401(k) Profit Sharing Plan and Trust (the "Plan") for the benefit of substantially all employees of the Company. To be eligible, the employees must have reached the age of 21. Participants may elect to defer up to 15% of their compensation to the Plan. The Plan provides for contributions by the Company of 4% of each eligible employee's wages. Company contributions to a participant's account immediately vest. The Company's contributions to the Plan for the year ended December 31, 2003 were $34,456 and are reflected in salaries and other employment costs.

Note 9 -   Furniture, Equipment and Leasehold Improvements

The classes of furniture, equipment and leasehold improvements are as follows:

Furniture, fixtures and office equipment	$ 144,091
Computer equipment and software	1,102,943
Leasehold improvements	289,676
	1,536,710
Less: accumulated depreciation	(876,644)
	$ 660,066

Note 9 -   Furniture and Equipment, continued

Depreciation expense for the year ended December 31, 2003 was $292,844 and is reflected in occupancy and equipment costs.

Note 10 -   Concentration Risk

At December 31, 2003 and various times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 11 -   Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause.   This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 12 -   Liquidity

The Company has sustained substantial operating losses since inception. The Company has been able to maintain adequate liquidity through the injection of capital from its Class A member. As stated in Note 4, the Company had net capital of $1,109,529 as of December 31, 2003. At that date, the Company had cash, receivables, and inventory in excess of liabilities of over $1,180,000. Management believes that this liquidity will be more than adequate to finance any anticipated losses to be incurred during 2004.

Management has taken steps to reduce operating losses by closing its unprofitable operations in San Diego and Los Angeles, California. As of December 31, 2003, the Company had accrued estimated expenses of over $488,000 in conjunction with the closing of these two locations. Management also believes that it will be able to attract additional capital as needed during 2004. There are no assurances that management will be able to reduce expenses or procure additional capital in amounts necessary to provide adequate capital with which to operate.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2003

Schedule I

<u>ZONE TRADING PARTNERS, L.L.C.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2003</u>

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital		$ 1,950,152
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		1,950,152
Deductions and/or charges		
Non-allowable assets:		
Furniture, equipment and leasehold improvements	$ 660,066	
Other assets	99,223	
Investments not readily marketable	3,300	(762,589)
Net capital before haircuts on securities positions		1,187,563
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Securities owned		(65,034)
Excess deductible on fidelity coverage		(13,000)
Net capital		$1,109,529

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 1,229,456
Total aggregate indebtedness	$ 1,229,456

ZONE TRADING PARTNERS, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 81,964
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$1,009,529
Excess net capital at 1000%	$ 986,584
Ratio: Aggregate indebtedness to net capital	1.11 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Schedule II

ZONE TRADING PARTNERS, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Instinet Clearing Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2003



J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
Zone Trading Partners, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Zone Trading Partners, L.L.C. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • SEC PRACTICE SECTION OF AICPA
CERTIFIED PUBLIC ACCOUNTANTS • CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
January 23, 2004